Name of corporation: DEEP DOWN, INC. The board of directors have adopted a resolution pursuant to NRS 78.209 and have obtained any required approval of the stockholders. The current number of authorized shares and the par value, if any, of each class or series, if any. Of shares 490,000,000 Common Shares; Par Value $0.001 Preferred Shares; Par Value $0.001 The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change: 24,500,000 common; par value $0.001 10,000,000 preferred; par value .$0.001 The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series:. L one (1) Common Share for twenty (20) Common Shares The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby: Fractional shares will be rounded up to nearest whole share. Percentage of outstanding shares affected hereby is approximately 2%. Effective date and time of filing 07/18/2012 Signature Eugene L. Butler Executive Chairnan & CFO